Exhibit 3.7

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
THE SERIES C CONVERTIBLE PREFERRED STOCK OF
TRULI MEDIA GROUP, INC.

Truli Media Group, Inc., (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.  This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock filed with the Secretary of State on October 24, 2017 (the “Series C”).

2.  Section 30(o) of the Series C is hereby amended and restated in its entirety as follows:

“Maturity Date” means the fifth (5th) year anniversary of the Closing Date.

3. Section 6(a) of the Series C is hereby amended and restated in its entirety as follows:

Redemption upon Triggering Event. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Triggering Event, a Holder may, at such Holder’s option, cause the Corporation to immediately redeem, in cash, each of the Preferred Shares then outstanding at a redemption price (the “Triggering Event Redemption Price”) equal to the greater of (i) the product of (A) one-half of the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate then in effect with respect to one-half of the Conversion Amount multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the lowest closing sale price of the Common Stock on any Trading Day during the twenty (20) consecutive Trading Day period immediately preceding such Triggering Event at a discount rate of 30%.

4. Section 6(b) of the Series C is hereby amended and restated in its entirety as follows:

Holder Optional Redemption after Maturity Date. At any time on or after the Maturity Date, a Holder may, at such Holder’s option, cause the Corporation, to immediately redeem, in cash, all or some of the Preferred Shares then outstanding at a redemption price equal to one-half of the Conversion Amount of such Preferred Shares (the “Maturity Redemption Price”).

5.  This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

6.  All other provisions of the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Miles Jennings, its Chief Executive Officer, this 13th day of February, 2018.

By:	/s/ Miles Jennings
Name:	Miles Jennings
Title:	Chief Executive Officer